June 19, 2015

Re:                             Cobalt International Energy, Inc. (the “Company”)

Form 10-K for the Fiscal Year ended December 31, 2014 (the “Form 10-K”)

Filed February 23, 2015

File No. 001-34579

Mr. Karl Hiller
Branch Chief
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549-4628

Dear Mr. Hiller:

This letter is in response to your letter dated June 8, 2015.  We have set forth your comments followed by the Company’s response.  The terms “we,” “us” and “our” used herein also refer to the Company.

Form 10-K for the Fiscal Year ended December 31, 2014

Business, page 3

Summary of Oil and Gas Reserves, page 19

1.              We note your risk factor disclosure on page 44, indicating that significant declines in oil and natural gas prices for an extended period may;

•                  limit your financial condition, liquidity, and ability to finance your capital expenditures and results of operations;

•                  reduce the amount of oil and natural gas that you can produce economically;

•                  delay, postpone or terminate your exploration, appraisal and development activities;

•                  reduce any future revenues, operating income and cash flows; and

•                  reduce the carrying value of your crude oil and natural gas properties;

Items 303(a)(1), (2)(ii) and (3)(ii) of Regulation S-K require you to address the reasonably likely effects of trends and uncertainties on liquidity, capital resources, and results of operations.  Given the current pricing environment and uncertainty regarding duration, explain to us how you have considered providing more extensive discussion, including, where reasonably practicable, quantification of the impact of current commodity prices on your liquidity, capital resources and results of operations.

As part of your response, address your drilling plans as well as your accounting estimates related to impairment testing of proved and unproved properties, and your reported reserve volumes.  For example, to the extent that you report proved undeveloped reserves that would not be developed in the current pricing environment, explain how you have considered disclosing the volume of reserves that would not be developed.

Unless you have determined that it is not reasonably possible that a continuation of the current economic environment would lead to material adverse effects, you should provide quantified information regarding the reasonably possible effects of a continuation of current commodity prices to the extent that quantified information is reasonably available.  Refer to the guidance in FRC §§ 501.12.a, 501.12.b.3, and 501.14 (Sections III.A, III.B.3, and V of SEC Release Nos. 33-8350; 34-48960; FR-72), as it relates to disclosures in an introductory section or overview, the effects of material trends and uncertainties, and critical accounting estimates.

We currently do not produce any oil or gas and therefore do not generate any revenue from oil or gas production.  As a result, we are in a differentiated position compared to other companies in our industry in that the recent decline in commodity prices has not had any quantifiable impact on our revenue, cash flow, liquidity, capital resources or results of operations.  We respectfully note our disclosure on page 84 of the Form 10-K that “we expect that our existing cash on hand will be sufficient to fund our planned exploration and appraisal drilling program and development activities at current working interests through at least 2016.”  The decline in oil and gas prices has not had a negative effect on our existing cash position.  Our future drilling and development plans are described on pages 4, 5 and 6 of the Form 10-K, which we are continuing to progress in the current commodity price environment.  We evaluate all relevant technical, commercial and economic facts when determining whether any impairment is necessary for our various oil and gas properties.  This determination includes, but is not limited to, an economic evaluation using forward strip pricing for Louisiana Light Sweet Crude and Brent Crude and their quantifiable impact on a particular property’s economic viability.  Based on our analysis, we concluded, as of December 31, 2014, there was no information that raised substantial doubt about the economic viability of our oil and gas properties and we determined that no impairment was necessary solely as a result of oil and gas pricing.  All of our reported reserve volumes are proved undeveloped reserves associated with the Heidelberg field in the U.S. Gulf of Mexico, which we and our partners are continuing to develop in the current pricing environment.

The decline in commodity prices has had the positive effect of presenting us with an opportunity to reduce our costs by taking advantage of cost deflation in the offshore oilfield goods and services markets.  We intend to provide fulsome disclosure on the effects of commodity price volatility on our liquidity, capital resources and results of operations once we begin to generate revenue from oil and gas production so that readers can assess the trends and uncertainties surrounding these measures.

Financial Statements

Note 1 — Summary of Significant Accounting Policies, page F-9

Asset Retirement Obligations, page F-12

2.              We note your disclosure indicating that you do not have legal obligations to incur decommissioning costs, although you indicate that should production occur in the future, you would have significant obligations under your lease agreements and federal regulations, to remove equipment and restore land or seabed at the end of oil and natural gas production operations.  Please clarify how you concluded that you did not incur an asset retirement obligation when undertaking pre-production activities, such as drilling exploratory and development wells and constructing subsea infrastructure and offshore platforms that will require decommissioning in the future.

As other companies in your industry have been able to estimate asset retirement obligations that are commonly incurred in these circumstances, including the costs of plugging wells, it should be clear why your particular circumstances would preclude recognition of an asset retirement obligation under FASB ASC 410-20-15-2.

Under FASB ASC 410-20-15-2, we are required to recognize the fair value of an asset retirement obligation in the period it is incurred if a reasonable estimate of fair value can be made for our long-lived production assets.  Our pre-production activities such as drilling exploratory and development wells do not result in future decommissioning activities at that time because the only infrastructure supporting the drilling activity is the drilling rig itself, which is the property of the drilling contractor.  At the point in time that exploratory and development wells are drilled, we do not own any facilities or infrastructure that can be decommissioned and it is still possible that no facilities will ever be constructed or installed.  As our current properties are all located in deepwater offshore, only once we construct production facilities and install them offshore can they be capable of being decommissioned and a fair value of an asset retirement obligation is capable of being estimated.  As of the date of the 10-K filing, we did not have any production facilities constructed and installed and therefore did not incur an asset retirement obligation.  At the time we construct and install production facilities, we will estimate and record an asset retirement obligation in the corresponding period in which it is incurred.  For example, we own an ownership interest in the Heidelberg production facility, which is currently being constructed onshore and is expected to be installed offshore in time to support initial production from the Heidelberg field sometime during the first half of 2016.  At the time the Heidelberg facility is installed offshore, we will estimate and record an asset retirement obligation in the corresponding period in which it is incurred.

Note 23 — Supplemental Information on Oil and Gas Exploration and Production Activities (Unaudited), page F-38

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves, page F-41

3.              We note that your standardized measure reflects estimates of production costs, costs to develop and produce the proved reserves and abandonment costs, based on year-

end economic conditions, and overhead incurred.  Tell us the amount of future abandonment costs reflected in your standardized measure of discounted future net cash flows relating to proved oil and gas reserves, and the extent to which such costs are associated with future activities, such as drilling new development wells and constructing incremental offshore infrastructure that will eventually require future decommissioning.

Future abandonment costs reflected in our standardized measure of discounted future net cash flows related to proved oil and gas reserves were approximately $18.8 million, all of which were associated with future development activities and all of which are attributable to the Heidelberg field in the U.S. Gulf of Mexico.

Closing Comments

As requested, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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To the extent that you have any questions regarding the response contained in this letter, please do not hesitate to contact me at (713) 579-9100.

Sincerely,

/s/ John P. Wilkirson

John P. Wilkirson
Chief Financial Officer and Executive Vice President

cc: Joseph H. Bryant
Jeffrey A. Starzec, Esq.
Richard D. Truesdell, Jr., Esq.
Byron B. Rooney, Esq.